FORM 3
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEIFICAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person

    Franklin, Michael G.
    425 Corporate Circle
    Golden, CO  80401

2.  Date of Event Requiring Statement (Month/Day/Year)

    April 30, 1998

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    N/A

4.  Issurer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

5.  Relationship of Reporting Person to Issuer

    Director:  Director
    Officer:   Vice President-Electronics Manufacturing

6.  If Amendment, Date of Original (Month/Day/Year)

    N/A

7.  Individual or Joint/Group Filing (Check applicable line)

    Form filed by One Reporting Person

TABLE I-Non-Derivative Securities Beneficially Owned

1.  Title of Security (Instr. 4)

    Line 1 - Common Stock

2.  Amount of Securities Beneficially Owned (Inst. 4)

    Line 1 - 194,379 Shares
    Line 2 -  69,000 Shares

3.  Ownership Form:  Direct (D) or Indirect (I)  (Instr. 5)

    Line 1 - Direct
    Line 2 - Indirect

4.  Nature of Indirect Beneficial Ownership (Instr. 5)

    Line 1 - N/A
    Line 2 - Escrow account for the benefit of Michael Franklin.

TABLE II-Derivative Securities Benficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security  (Instr. 4)

    Line 1 - Call Option
    Line 2 - Call Option
    Line 3 - Call Option

2.  Date Exercisable and Expiration Date (Month/Day/Year)
    Date Exercisable           Expiration Date

    Line 1 - May 1, 1999      April 30, 2008
    Line 2 - May 1, 2000      April 30, 2008
    Line 3 - May 1, 2001      April 30, 2008

3.  Title and Amount of Securities Underlying Derivative Security (Inst. 4)
              Title               Amount or Number of Shares

    Line 1 - Common Stock           33,333
    Line 2 - Common Stock           33,333
    Line 3 - Common Stock           33,334

4.  Conversion or Exercise Price or Derivative Security

    Line 1 - $7.75
    Line 2 - $7.75
    Line 3 - $7.75

5.  Ownership Form of Derivative Security Direct (D) or Indirect (I) (Inst. 5)

    Line 1 - Direct
    Line 2 - Direct
    Line 3 - Direct

6.  Nature of Indirect Beneficial Ownership (Instr. 5)

    N/A

Explanation of Responses:  None

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)




/s/Michael G. Franklin                               May 6, 1998
**Signature of Reporting Person                         Date